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SEC FILE NUMBER
8-21032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Christina Street Suite 200
(No. and Street)

Newton	MA	02461
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McDonald — 508-399-8920
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul R. Oliveira, CPA Castro, Thresher & Oliveira, PC
(Name — *if individual, state last, first, middle name*)

664 County Street	Attleboro,	MA	02703
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT MCDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM SECURITIES, INC, as of DEC 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

TREASURER

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

To the Board of Directors
CM Securities Inc.
Seekonk, Massachusetts

Independent Auditor's Report

We have audited the accompanying balance sheet of CM Securities Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

February 6, 2002

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM SECURITIES, INC.

INDEX
DECEMBER 31, 2001

CM SECURITIES INC.

BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash	$ 110,043	$ 55,157
Commission receivable	12,131	10,909
Prepaid bond	-	480
Securities	37,517	96,617
Total Current Assets	$ 159,691	$ 163,163
PROPERTY, PLANT & EQUIPMENT:		
Office Equipment	$ 4,476	$ 4,476
Less: Accum. Depreciation	(4,476)	(4,476)
Total Property, Plant & Equipment	$ -	$ -
TOTAL ASSETS	$ 159,691	$ 163,163
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Commission payable	$ 12,051	$ 10,829
Note payable - officers	40,000	40,000
Accrued income taxes	456	998
Total Current Liabilities	$ 52,507	$ 51,827
STOCKHOLDERS EQUITY:		
Common Stock (12,500 shs authorized; 2000 shs issued & outstanding)	$ 5,000	$ 5,000
Retained Earnings	102,184	106,336
Total Stockholder's Equity	$ 107,184	$ 111,336
TOTAL LIABILITIES AND EQUITY	$ 159,691	$ 163,163

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
COMMISSION INCOME	$ 125,256	$ 194,406
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	$ 121,717	$ 193,677
Licenses & fees	1,256	880
Training	350	699
Insurance	480	480
Taxes	85	2
Accounting	4,910	650
Bank charges	1	105
Total General & Administrative	$ 128,799	$ 196,493
INCOME/(LOSS) FROM OPERATIONS	$ (3,543)	$ (2,087)
OTHER INCOME AND (EXPENSE):		
Interest and dividend income	$ 2,248	$ 5,338
Interest expense	(2,400)	-
Other Income	-	10
Total Other Income	$ (152)	$ 5,348
INCOME BEFORE INCOME TAXES	$ (3,695)	$ 3,261
INCOME TAXES:		
Massachusetts Income Taxes	$ 456	$ 599
Federal Income Taxes	-	399
Total Income Taxes	$ 456	$ 998
NET INCOME	$ (4,151)	$ 2,263
RETAINED EARNINGS, Beginning of year	106,335	104,073
RETAINED EARNINGS, End of year	$ 102,184	$ 106,336

See Accountant's Audit Report
See Notes to Financial Statements

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (4,152)	$ 2,263
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	$ (1,222)	$ (1,606)
Increase (decrease) in commissions payable	1,222	1,606
Increase (decrease) in income taxes payable	(542)	226
(Increase) decrease in prepaid bond	480	(480)
Total adjustments	(62)	(254)
Net cash provided (used) by operating activities	$ (4,214)	$ 2,009
CASH FLOW FORM INVESTING ACTIVITIES:		
(Increase) decrease in securities	$ 59,100	$ (96,617)
Net cash provided (used) by investing activities	$ 59,100	$ (96,617)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from issuance of stockholders note	$ -	$ 40,000
Net cash provided (used) by financing activities	$ -	$ 40,000
NET INCREASE (DECREASE) IN CASH	$ 54,886	$ (54,608)
CASH, BEGINNING OF YEAR	55,157	109,765
CASH, END OF YEAR	$ 110,043	$ 55,157
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 998	$ 772
Interest expense	$ 2,400	$ -

See Accountant's Audit Report
See Notes to Financial Statements

SCHEDULE 1

CM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001 AND 2000

	Common Shares	Stock Amount	2001 Retained Earnings	2000 Retained Earnings
Balance, January 1	2,000	$ 5,000	$ 106,335	$ 104,073
Net Income	-	-	(4,151)	2,263
Adjustments	-	-	-	-
Balance, December 31	2,000	$ 5,000	$ 102,184	$ 106,336

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

COMPUTATION OF NET CAPITAL AS REQUIRED BY RULE 15c(3)(1)
DECEMBER 31, 2001

CAPITAL 12/31/01		$ 107,184
Additions:		
Subordinated Note - Officers	40,000	
Deductions:		
Market Value - Securities Adjustment	34,412	
Haircut - Marketable Securities	466	
NET CAPITAL 12/31/01		$ 112,306

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 – BUSINESS ACTIVITY:

CM Securities, Inc. is a registered broker-dealer and is subject to the requirements of Rule 15c3-1 (the "Net Capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his "Aggregate Indebtedness" from exceeding fifteen times his "Net Capital" as those terms are defined.

NOTE 2 – SECURITIES EXCHANGE ACT OF 1934:

CM Securities Inc., as of the date of this report, is in compliance with the net capital rules of the SEC. (Schedule 2)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

The accrual method of accounting is used for determining both book and taxable income.

The financial statements have been prepared based on generally accepted accounting principles.

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are stated at cost.

All assets are fully depreciated with no depreciation being charged for the years ending December 31, 2001 and 2000.

NOTE 5 – SECURITIES:

Securities consist of the following items:

Marketable Securities	At Cost	At Market
15,000 Shares USVO	$37,516	$ 3,105

NOTE 6 – NOTE PAYABLE SHAREHOLDERS – SUBORDINATED:

Notes payable to the shareholders' consists of the following subordinated and unsecured amounts:

Robert K. McDonald	$20,000
Harvey J. Crosby	$20,000

These notes bear an interest rate of 6% per annum.

NOTE 7 – RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2001 interest in the amount of $2,400 was paid to the shareholders on the indebtedness described in Note 6. In addition, on December 31, 2001 the shareholders purchased from CM Securities Inc., 1500 warrants of NASDAQ and 3000 shares of NASDAQ at cost. The cost of the aforementioned securities was in the aggregate amount of $59,100.

NOTE 8 - CASH:

CM Securities, Inc. was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3, not carrying any cash or securities for customers.

NOTE 9 – FEDERAL INCOME TAXES:

Due to a net operating loss for the year ended December 31, 2001, in the amount of $4,151, CM Securities, Inc. has no federal income taxes due or payable.

February 6, 2002

Securities and Exchange Commission
Regional Office
Boston, MA

Dear Sirs,

As required under Rule 17a-5(j), we have audited the books and records of CM Securities, Inc. for the year ended December 31, 2001. We found no material inadequacies in them or in the system of internal control since the date of the last audit.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

February 6, 2002

Mr. Harvey J. Crosby, President
CM Securities, Inc.
27 Christina Street, Suite 200
Newton, MA 02461

Dear Mr. Crosby,

In accordance with your instructions, we have compared the Financial Operational Combined Uniform Single Report Part IIA of CM Securities, Inc. as of December 31, 2001 with the audited Financial Statements, which our office prepared. We find no material differences in net capital between the report and statements.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants